UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2012

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                  to                 .

COMMISSION FILE NUMBER:  0-51446

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

CONSOLIDATED COMMUNICATIONS, INC.  401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

121 South 17th Street

Mattoon, Illinois 61938-3987

REQUIRED INFORMATION

Financial Statements and Exhibits

A)                                   The following Report of Independent Registered Public Accounting Firms, statements, schedules, and exhibits are being filed pursuant to the Required Information for the Form 11-K:

1.)	Report of Independent Registered Public Accounting Firm.

2.)	Statements of Net Assets Available for Benefits — December 31, 2012 and 2011.

3.)	Statements of Changes in Net Assets Available for Benefits — December 31, 2012 and 2011.

4.)	Notes to Financial Statements.

5.)	Schedule of Assets held at year-end — December 31, 2012.

6.)	Schedule of Assets Acquired and Disposed Within Year — For the Year Ended December 31, 2012.

B.)                                The following exhibit is included in this Annual Report:

Exhibit 23.1                              Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Consolidated Communications, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Consolidated Communications, Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held at end of year and assets acquired and disposed of within year as of and for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WEST & COMPANY, LLC

Sullivan, Illinois

June 21, 2013

Consolidated Communications, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets:
Investments at fair value:
Interest bearing cash	$—	$30,373
T. Rowe Price Stable Value Common Trust Fund	18,933,790	—
Securities in transit	—	67,888,724
Mutual funds	57,458,636	—
Employer common stock	497,016	373,785
Notes receivable from participants	1,569,744	1,474,867
Net assets reflecting investments at fair value	78,459,186	69,767,749

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(780,414)	—

Net assets available for benefits	$77,678,772	$69,767,749

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011
Additions
Dividends and interest	$1,941,358	$517,409
Loan interest	65,401	61,139
Net appreciation in fair value of investments	5,481,472	123,684
Miscellaneous income	29,339	—
Contributions:
Participants	2,562,271	2,519,977
Company	1,757,194	1,723,295
Rollovers	—	153,714
Total additions	11,837,035	5,099,218

Deductions
Distributions	3,870,564	4,771,201
Administrative expenses	55,448	54,266
Total deductions	3,926,012	4,825,467

Net increase in available benefits	7,911,023	273,751
Net assets available for benefits at beginning of year	69,767,749	69,493,998
Net assets available for benefits at end of year	$77,678,772	$69,767,749

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

(1)                                 Description of the Plan

The following description of Consolidated Communications, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan with a 401(k) feature covering all salaried, non-union hourly-paid and certain union employees of Consolidated Communications Holdings, Inc. (the “Company”).  The Plan was amended effective January 1, 2012.  Prior to the amendment eligible employees must have reached the age of twenty-one years and part-time employees were eligible upon completion of one year of service.

The Plan was established January 1, 2003.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan management transferred investments from Mass Mutual TPA to T. Rowe Price TPA.  The transfer occurred on December 30, 2011 and assets were liquidated and in transit at December 31, 2011.  See note 9 for further description of transfer.

Plan Administration

State Street Bank and Trust Company was the Trustee of the Plan through June 2, 2011.  On June 3, 2011 the Plan appointed Reliance Trust Company as Trustee of the Plan.  The Plan is administered by the Company.

Contributions

Each year participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participant contributions are subject to certain limitations set by the Internal Revenue Service (“IRS”).  Participants may also contribute amounts representing distributions from another qualified retirement plan or individual retirement account (rollover contributions).  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 28 investment options.

The Company contributes 100% of the first 6% of a participant’s compensation contributed to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

Vesting

Participants are immediately vested in their and the Company’s contributions plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less.  Loan terms generally range from one to five years, but may extend up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25%.  In accordance with Plan provisions, the rate of interest is fixed at the prime interest rate (as defined in the Plan documents) plus one percentage point.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals.  For termination of service for other reasons, a participant receives the value in his or her account as a lump sum distribution.  An eligible rollover distribution is also permitted.  The Plan allows distributions to be made in employer stock as well as in cash.

If the value of a participant’s vested interest is less than $1,000, a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service.

Forfeited Accounts

At December 31, 2012 and 2011, accumulated forfeited nonvested accounts totaled $0 and $13,503, respectively.  These funds may be used to reduce future employer contributions and to pay Plan administrative expenses.  In 2012, $13,631 were used to reduce employer contributions.  In 2011, $53,065 of the forfeitures were used to reduce employer contributions.

Administrative Expenses and Participant Transaction Fees

Certain administrative expenses for maintaining the plan are paid directly by the Company.  The Company also provides accounting and other administrative services for the Plan at no charge.  Investment fund administrative expenses and record keeping fees are paid by the Plan.  Expenses relating to specific participant transactions (i.e., loan fees, distribution fees, etc.) are deducted directly from the participant’s account.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

(2)                                 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Common trust funds with underlying investments in investment contracts are valued based on the net asset value of the trust.  These investments are recorded at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents common trust funds at fair value as well as the related adjustment for fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Contract value represents contributions plus earnings less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net gains and losses from investment transactions are computed by the Plan custodian.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date of issuance.

(3)                                 Investments

The following presents investments held by the Plan that represent 5% or more of the Plan’s net assets at December 31:

	2012		2011
	Units	Value	Units	Value
Securities in transit	*	*	—	$67,888,724
T. Rowe Price Stable Value Fund Sch E	18,933,790	18,933,790	*	*

Mutual funds:
PIMCO Total Return Instl	411,349	4,623,558	*	*
American Funds American Mutual R4	176,583	4,993,773	*	*
T. Rowe Price Growth Stock Fund	177,567	6,708,499	*	*
Harbor International	126,322	7,847,131	*	*
T. Rowe Price Retirement 2020 Fund	217,835	3,894,891	*	*
Vanguard Institutional Index	88,974	11,612,832	*	*
Goldman Sachs Growth Opp Instl	170,741	4,219,010	*	*

* Represents less than 5% the Plan’s net assets available for benefits as of this date.

During 2012 and 2011, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $5,481,472 and $123,684, respectively, as follows:

2012

Mutual funds	$5,563,386
Consolidated Communications Holdings, Inc. common stock	(81,914)
Totals	$5,481,472

2011

MassMutual Guaranteed Interest Accounts	$1,312,999
MassMutual Separate Investment Accounts	(1,183,341)
Consolidated Communications Holdings, Inc. common stock	(5,974)
Totals	$123,684

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

(4)  Fair Value Measurements

ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

•                  Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•                  Level 2 - Inputs to the valuation methodology include

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset or liability;

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•                  Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

T. Rowe Price Stable Value Common Trust Fund:  The trust’s financial instruments are valued and its net asset value per unit (NAV) is computed each day the New York Stock Exchange is open for business (valuation date).  The trust’s financial instruments and other assets are valued in accordance with the Declaration of Trust, which provides that all assets are valued at fair value as determined by the trustee, except for certain investment contracts, which generally are valued at contract value to the extent permitted under GAAP.  The Trust reports at fair value all financial instruments, including securities and other assets and liabilities underlying investment contracts.

The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment.  The trust will attempt to achieve these objectives by investing principally in guaranteed investment contracts (GICs) issued by insurance companies, investment contracts issued by banks (BICs), structured or synthetic investment contracts issued by banks (SICs), insurance companies and other issuers, as well as the securities supporting such SICs, separate account contracts and other similar instruments that are intended to maintain a constant net asset value while permitting participant initiated, benefit-responsive withdrawals for certain events.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

The Fund has no restrictions on redemptions and has no unfunded commitments.  The T. Rowe Price Stable Value Common Trust Fund issued an audited annual report for the year ended December 31, 2012, which contains additional information regarding the required disclosures for fully benefit responsive investment contracts.

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Totals	Level 1	Level 2	Level 3

Stable value accounts	$18,933,790	$—	$18,933,790	$—

Common stock:
Telecommunications	497,016	497,016	—	—

Mutual funds:
Equities
US
Index	13,004,352	13,004,352	—	—
Growth	13,577,698	13,577,698	—	—
Value	5,538,009	5,538,009	—	—
Balanced	383,468	383,468	—	—
Foreign
Index	7,847,131	7,847,131	—	—
Bond
US	4,623,558	4,623,558	—	—
Foreign	477,794	477,794
Diversified	12,006,626	12,006,626	—	—
Total mutual funds	57,458,636	57,458,636	—	—
Totals	$76,889,442	$57,955,652	$18,933,790	$—

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

	Assets at Fair Value as of December 31, 2011
	Totals	Level 1	Level 2	Level 3

Securities in transit	$67,888,724	$67,888,724	$—	$—
Common stock:
Telecommunications	373,785	373,785	—	—
Totals	$68,262,509	$68,262,509	$—	$—

The Plan management transferred investments from Mass Mutual TPA to T. Rowe Price TPA.  The transfer occurred on December 30, 2011 and assets were liquidated and in transit at December 31, 2011.  See note 9 for further description of transfer.  There were no significant transfers between level 1 and level 2 investments during the years ended December 31, 2012 and 2011.

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2011:

Guaranteed Interest Accounts

Balance – December 31, 2010	$16,071,773

Change in contract value adjustment	(1,335,004)
Interest	490,937
Realized gains	1,312,999
Purchases at contract value	76,661,949
Sales at contract value	(93,202,654)
Balance – December 31, 2011	$—

(5)                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

(6)                                 Tax Status

The IRS has determined and informed Accudraft.com Inc., the Prototype Sponsor, by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Prototype Sponsor has informed the Plan’s Administrator that the Plan was amended since receiving the determination letter to comply with the Pension Protection Act of 2006, HEART Act and other IRS guidance.  The plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by a plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.  There currently is an IRS audit in progress for the 2010 plan year.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(7)                                 Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

(8)                                 Related Party Transactions

Transactions in shares of Consolidated Communications Holdings, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists.  At December 31, 2012 and 2011, the Plan held 31,239 and 19,621 shares of common stock with fair values of $497,016 and $373,785, respectively.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

(9)                                 Custodian Transition

The Plan management transferred investments from Mass Mutual TPA to T. Rowe Price TPA.  The transfer occurred on December 30, 2011 and assets were liquidated and in transit at December 31, 2011.  On January 3, 2012, the securities in transit purchased the following assets:

	January 3, 2012
	Units	Value
T. Rowe Price Stable Value Fund Sch E	20,278,747	$20,278,747

Mutual Funds:
Vanguard Institutional Index	92,248	10,776,394
Harbor International	122,974	6,667,666
T. Rowe Price Growth Stock Fund	176,132	5,699,641
American Funds American Mutual R4	164,297	4,276,645
PIMCO Total Return Instl	368,747	4,004,589
Goldman Sachs Growth Opp Instl	172,249	3,848,043
Goldman Sachs Small Cap Value	17,374	718,604
Templeton Global Bond, A	28,885	360,771
Prudential Jennison Small Co Z	128,678	2,711,238
Perkins Mid Cap Value CL I	23,347	478,849
T. Rowe Price Retirement Income Fund	7,858	102,548
T. Rowe Price Retirement 2010 Fund	83,470	1,267,079
T. Rowe Price Retirement 2020 Fund	203,690	3,287,564
T. Rowe Price Retirement 2030 Fund	137,793	2,317,678
T. Rowe Price Retirement 2040 Fund	50,691	855,159
T. Rowe Price Retirement 2050 Fund	25,240	237,509

(10)                          Adoption of Recent Accounting Pronouncements

Effective January 1, 2012, we adopted Accounting Standards Update No. 2011-04 (“ASU 2011-04”), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS”).  This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  The adoption of this standard did not have a material impact on the Plan’s financial statements.

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements - Continued

(11)                          Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2012

Net assets available for benefits per the financial statements	$77,678,772
Adjustment from fair value to contract value for common trust	780,414
Totals	$78,459,186

The following are reconciliations of total additions per the financial statements to total income per the Form 5500:

Year Ended December 31, 2012

Total additions per the financial statements	$11,837,035
Net change in adjustments from fair value to contract value for common trust	780,414
Totals	$12,617,449

SUPPLEMENTAL SCHEDULES

Consolidated Communications, Inc. 401(k) Plan

EIN:  02-0636475  Plan Number:  002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral par or maturity value, number of shares	(e) Current value
*	Common stock — Consolidated Communications Holdings, Inc.	Common stock (31,239 shares held)	$497,016

*	T. Rowe Price Stable Value Common Trust Fund	Common trust	18,933,790

	Mutual funds:	Number of shares
	PIMCO Total Return Instl	411,349	4,623,558
	Templeton Global Bond, A	35,710	477,794
	American Funds American Mutual R4	176,583	4,993,773
*	T. Rowe Price Capital Appreciation	17,235	383,468
	Goldman Sachs Growth Opportunities Instl	170,741	4,219,009
	Goldman Sachs Small Cap Value	19,087	849,956
*	T. Rowe Price Growth Stock	177,567	6,708,499
	Harbor International	126,322	7,847,131
	Oppenheimer Developing Markets Y	12,893	449,704
	Perkins Mid Cap Value CL I	25,503	544,236
	Prime Reserve Fund	18,082	18,082
	Prudential Jennison Small Company Z	113,111	2,650,189
*	T. Rowe Price Retirement Income	8,171	113,990
*	T. Rowe Price Retirement 2010 Fund	78,001	1,284,674
*	T. Rowe Price Retirement 2015 Fund	22,763	293,182
*	T. Rowe Price Retirement 2020 Fund	217,835	3,894,892
*	T. Rowe Price Retirement 2025 Fund	6,518	85,520
*	T. Rowe Price Retirement 2030 Fund	199,119	3,767,333
*	T. Rowe Price Retirement 2035 Fund	7,513	100,521
*	T. Rowe Price Retirement 2040 Fund	81,729	1,560,203
*	T. Rowe Price Retirement 2045 Fund	14,934	189,816
*	T. Rowe Price Retirement 2050 Fund	7,717	82,263
*	T. Rowe Price Retirement 2055 Fund	17,507	184,529
	Vanguard Institutional Index	88,974	11,612,832
	Vanguard Small Cap Index Signal	8,310	290,193
	Vanguard Mid Cap Index Signal	7,249	233,289

*	Participant loans	Interest rates range from 4.25% to 9.25%	1,569,744

			$78,459,186

*   Parties-in-interest

Column (d) has not been presented as all investments are participant directed

Consolidated Communications, Inc. 401(k) Plan

EIN:  02-0636475  Plan Number:  002

Schedule H, Line 4i — Schedule of Assets Acquired and Disposed Within Year

For the Year Ended December 31, 2012

Identity of Issuer, Borrower, Lessor or Similar Party	Cost of Acquisition	Proceeds of Disposition

Participant loans, 4.25% - 9.25%	$—	$—

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated:  June 27, 2013

CONSOLIDATED COMMUNICATIONS, INC. 401(k) PLAN, BY CONSOLIDATED COMMUNICATIONS HOLDINGS, INC., AS PLAN ADMINISTRATOR

By:	/s/ Steven L. Childers
Steven L. Childers
Chief Financial Officer
Consolidated Communications Holdings, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.